Forward Industries, Inc.

700 Veterans Memorial Highway

Suite 100

Hauppauge, New York 11788

June 18, 2025

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Forward Industries, Inc.
Registration Statement on Form S-1
File No. 333-287906

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Forward Industries, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:30 a.m. on June 20, 2025, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Brian Pearlman or Brian Bernstein, our legal counsel at (954) 880-9484.

Very Truly Yours,

/s/ Kathleen Weisberg____

Kathleen Weisberg

Chief Financial Officer

cc:

Brian A. Pearlman, Esq.

Brian S. Bernstein, Esq.